MEMORANDUM

TO:	Division of Corporation Finance Securities and Exchange Commission

FROM:	Pride International, Inc.

DATE:	June 17, 2010

RE:	Response to SEC Staff Comments dated May 14, 2010
     We are responding to comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission by facsimile dated May 14, 2010 regarding our annual report on Form 10-K for the year ended December 31, 2009. For your convenience, our responses are prefaced by the corresponding staff comment in italicized text. With respect to the staff’s comments, we would propose to revise our future filings under the Securities Exchange Act of 1934, beginning with our 2010 annual report on Form 10-K, as indicated below.
Form 10-K for the fiscal year ended December 31, 2009
1.	In light of recent events in the Gulf of Mexico, please review your disclosure to ensure that you have disclosed all material information regarding your potential liability in the event that any of your rigs is involved in an explosion or similar event. For example, and without limitation, please address the following:
•	Clarify your insurance coverage with respect to any liability related to any such event. Such disclosure should address the types of claims covered, and the applicable policy limits and deductibles. For example, and without limitation, such disclosure should address your insurance coverage with respect to any liability related to any resulting negative environmental effects. In addition, please clarify the “control-of-well events” covered under your marine package policy referenced at page 7, and provide further clarification regarding your statement at page 17 that pollution and environmental risks are not fully insurable. Disclose whether your existing insurance would cover any claims made against you by or on behalf of individuals who are not your employees in the event of personal injury or death, and whether your customers would be obligated to indemnify you against any such claims.

•	Clarify your related indemnification obligations and those of your customers. For example, disclose the “specified monetary limits” referenced at page 17 with respect to your obligations to indemnify customers in connection with legal and financial consequences of spills of industrial waste or other liquids. In addition, clarify your disclosure at page 17 regarding the types of claims that could be

United States Securities and Exchange Commission

June 17, 2010
asserted by you or your employees for which you customarily provide contract indemnity to your clients. Please provide us with an illustrative example of such claims.
Such disclosure should be set forth in the “Business” section of your annual report and in the “Risk Factors” section, as applicable. Please provide a sample of your proposed disclosure for our review.

Company Response:

In future filings of our annual report on Form 10-K, beginning with our 2010 Form 10-K, we will include the disclosure below in the “Business” section and the “Risk Factors” section, as applicable. If the disclosure had been included in our 2009 Form 10-K, it would have read substantially as follows (updated to include recent events):
Insurance and Indemnification Matters

Our operations are subject to hazards inherent in the drilling industry, such as blowouts, reservoir damage, loss of production, loss of well control, lost or stuck drill strings, equipment defects, punch throughs, craterings, fires, explosions and pollution. These hazards can cause personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, which could lead to claims by third parties or customers, suspension of operations and contract terminations. Our fleet is also subject to hazards inherent in marine operations, either while on-site or during mobilization, such as capsizing, sinking, grounding, collision, damage from severe weather and marine life infestations. Our drilling contracts provide for varying levels of indemnification from our customers, including with respect to well control and subsurface risks. We also maintain insurance for personal injuries, damage to or loss of equipment and other insurance coverage for various business risks. Our insurance policies typically consist of 12-month policy periods, with the next renewal date for a substantial portion of our insurance program being June 30, 2010.

Our insurance program provides coverage, to the extent not otherwise paid by the customer under the indemnification provisions of the drilling contract, for liability due to control-of-well events, liability arising from named windstorms and liability arising from third-party claims, including wrongful death and other personal injury claims by our personnel as well as claims brought on behalf of individuals who are not our employees. The program also provides coverage for certain lost revenue on some of our assets with higher dayrates. Generally, our program provides liability coverage up to $500 million, with a retention of $1 million or less.

Control-of-well events generally include an unintended flow from the well that cannot be contained by equipment on site (e.g., a blowout preventer), by

United States Securities and Exchange Commission

June 17, 2010
increasing the weight of drilling fluid or by diverting the fluids safely into production. Our program provides coverage for third-party liability claims relating to pollution from a control-of-well event up to $600 million per occurrence, with the first $100 million of such coverage also covering re-drilling of the well and control-of-well costs. Our program also provides coverage for liability resulting from pollution originating from our rig up to $500 million per occurrence. We retain the risk for liability not indemnified by the customer in excess of our insurance coverage. In addition, our insurance program covers only sudden and accidental pollution.

Our insurance program also provides coverage for physical damage to, including total loss or constructive total loss of, our rigs, generally excluding damage arising from a named windstorm in the U.S. Gulf of Mexico. This coverage is based on an agreed amount for each rig, and has a $10 million annual aggregate deductible for losses that exceed a separate $10 million per occurrence deductible. For the Deep Ocean Ascension, we currently carry $110 million of coverage for physical damage or loss arising from a named windstorm in the U.S. Gulf of Mexico. We currently do not carry U.S. Gulf of Mexico windstorm coverage for physical damage or loss of any other rig.

Our drilling contracts provide for varying levels of indemnification from our customers and in most cases may require us to indemnify our customers. Under our drilling contracts, liability with respect to personnel and property is customarily assigned on a “knock-for-knock” basis, which means that we and our customers assume liability for our respective personnel and property. However, in certain drilling contracts we assume liability for damage to our customer’s property and other third-party property on the rig resulting from our negligence, subject to negotiated caps up to $1 million per occurrence, and in other contracts we are not indemnified by our customers for damage to their property and, accordingly, could be liable for any such damage under applicable law. In addition, our customers typically indemnify us for damage to our down-hole equipment, and in some cases our subsea equipment, generally based on replacement cost minus some level of depreciation.

Our customers typically assume responsibility for and indemnify us from any loss or liability resulting from pollution or contamination, including clean-up and removal and third-party damages, arising from operations under the contract and originating below the surface of the water, including as a result of blow-outs or cratering of the well. In some drilling contracts, however, we may have liability for third-party damages resulting from such pollution or contamination caused by our gross negligence, or, in some cases, ordinary negligence, subject to negotiated caps up to $10 million per occurrence.

We generally indemnify the customer for legal and financial consequences of spills of industrial waste and other liquids originating from our rigs or equipment

United States Securities and Exchange Commission

June 17, 2010
above the surface of the water. Our contracts with Petrobras in Brazil typically provide that, in the event of any spill of petroleum, oil or other residues into the sea from our rigs, we are responsible for damages up to a capped amount not exceeding $1 million, without regard to our negligence.

For additional information, please read “We are subject to a number of operating hazards, including those specific to marine operations. We may not have insurance to cover all these hazards” in Item 1A of this annual report.

The above description of our insurance program and the indemnification provisions of our drilling contracts is only a summary as of the date hereof and is general in nature. Our insurance program and the terms of our drilling contracts may change in the future. In addition, the indemnification provisions of our drilling contracts may be subject to differing interpretations, and enforcement of those provisions may be limited by public policy and other considerations.

We are subject to a number of operating hazards, including those specific to marine operations. We may not have insurance to cover all these hazards.

Our operations are subject to hazards inherent in the drilling industry, such as blowouts, reservoir damage, loss of production, loss of well control, lost or stuck drill strings, equipment defects, punch throughs, craterings, fires, explosions and pollution. Contract drilling and well servicing require the use of heavy equipment and exposure to hazardous conditions, which may subject us to liability claims by employees, customers and third parties. These hazards can cause personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, which could lead to claims by third parties or customers, suspension of operations and contract terminations. Our fleet is also subject to hazards inherent in marine operations, either while on-site or during mobilization, such as capsizing, sinking, grounding, collision, damage from severe weather and marine life infestations. Operations may also be suspended because of machinery breakdowns, abnormal drilling conditions, personnel shortages or failure of subcontractors to perform or supply goods or services.

Under our drilling contracts, liability with respect to personnel and property is customarily assigned on a “knock-for-knock” basis, which means that we and our customers assume liability for our respective personnel and property. However, in certain drilling contracts we assume liability for damage to our customer’s property and other third-party property on the rig resulting from our negligence, subject to negotiated caps up to $1 million per occurrence, and in other contracts we are not indemnified by our customers for damage to their property and, accordingly, could be liable for any such damage under applicable law.

United States Securities and Exchange Commission

June 17, 2010
In some drilling contracts, we may have liability for third-party damages resulting from pollution or contamination arising from operations under the contract and originating below the surface of the water caused by our gross negligence, or, in some cases, ordinary negligence, subject to negotiated caps up to $10 million per occurrence. In addition, we generally indemnify the customer for legal and financial consequences of spills of industrial waste and other liquids originating from our rigs above the surface of the water. Our contracts with Petrobras in Brazil typically provide that, in the event of any spill of petroleum, oil or other residues into the sea from our rigs, we are responsible for damages up to a capped amount not exceeding $1 million, without regard to our negligence.

Certain areas in and near the Gulf of Mexico are subject to hurricanes and other extreme weather conditions on a relatively frequent basis. When operating in the Gulf of Mexico, our drilling rigs may be located in areas that could cause them to be susceptible to damage or total loss by these storms. In addition, damage caused by high winds and turbulent seas to our rigs, our shorebases and our corporate infrastructure could potentially cause us to curtail operations for significant periods of time until the damages can be repaired.

We maintain insurance for personal injuries, damage to or loss of equipment and other insurance coverage for various business risks. Any insurance protection may not be sufficient or effective under all circumstances or against all hazards to which we may be subject. For example, pollution, reservoir damage and environmental risks generally are not fully insurable, as we retain under our liability program any unindemnified liability up to our applicable deductibles and above our coverage limits. In addition, our insurance policy covers only sudden and accidental pollution. Except for a portion of our deepwater fleet, we generally do not maintain business interruption or loss of hire insurance.

The oil and natural gas industry has sustained several catastrophic losses during the past few years, including damage from hurricanes in the Gulf of Mexico. As a result, insurance underwriters have increased insurance premiums and restricted certain insurance coverage such as for losses arising from a named windstorm. For the Deep Ocean Ascension, we currently carry $110 million of coverage for physical damage or loss arising from a named windstorm in the U.S. Gulf of Mexico. We currently do not carry U.S. Gulf of Mexico windstorm coverage for physical damage or loss of any other rig.

The occurrence of a significant event against which we are not fully insured, or of a number of lesser events against which we are insured but are subject to substantial deductibles, aggregate limits, and/or self-insured amounts, could materially increase our costs and impair our profitability and financial condition. We may not be able to maintain adequate insurance at rates or on terms that we consider reasonable or acceptable or be able to obtain insurance against certain risks. In addition, due to the recent explosion and fire on the Deepwater Horizon

United States Securities and Exchange Commission

June 17, 2010
and the resulting oil spill in the U.S. Gulf of Mexico, we may have difficulty obtaining some of the insurance coverage we have traditionally maintained, or the premiums for such insurance may be significantly higher.

We would note for the staff that the above disclosure includes some information that may be competitively sensitive. Although we currently intend to include the above disclosure in our 2010 Form 10-K, we will review the disclosures of our drilling company competitors regarding these matters in their 2010 annual reports and may make adjustments to our disclosures to conform to industry practice, keeping in mind our obligations to disclose all material information with respect to such matters.

2.	We note your disclosure at page 14 of your quarterly report on Form 10-Q for the quarter ended March 31, 2010 regarding the former Amethyst joint venture litigation. Please advise us why you have not provided any related disclosure in your annual report on Form 10-K for the year ended December 31, 2009, including with respect to legal proceedings or risk factor disclosure.

Company Response:

As reported in our quarterly report on Form 10-Q for the quarter ended March 31, 2010, in January 2000, our former 70%, controlling partner in our Amethyst joint venture commenced litigation, including through rig-owning companies we subsequently acquired, against Petrobras, challenging the cancellation of certain drilling contracts. We assigned all of our rights and interests in the Petrobras litigation to the joint venture partner, and the joint venture partner agreed (i) to indemnify us fully for any liability arising from the litigation and (ii) to cause our subsidiaries to be removed from the litigation if, and as soon as, such removal was possible without materially adversely affecting, in the partner’s reasonable opinion, the partner’s profile for recovery of damages under such litigation. As reported in the quarterly report, although the Brazilian courts have issued rulings in favor of both the joint venture partner and Petrobras, the most recent ruling, by the Brazilian Superior Court of Justice in February 2008, is in favor of Petrobras. This ruling is subject to various clarification motions and could be appealed. If the various motions and any appeals are unsuccessful, the plaintiffs, including the rig-owning companies we acquired, could be liable for attorneys’ fees (customarily calculated as a percentage of the amount in controversy) estimated to be approximately $86 million (based on current exchange rates), plus an inflationary adjustment since commencement of the litigation and interest. The ruling of the Superior Court suggests that any such liability would be apportioned among the seven plaintiffs, in which case our subsidiaries’ liability would be approximately 60% of the total.

As noted above, the former joint venture partner, which we believe is a credit-worthy entity, has agreed to indemnify us for any and all liability we incur in connection with the litigation. We contracted for this indemnity so that our exposure to any risk would have

United States Securities and Exchange Commission

June 17, 2010
been substantially reduced, if not eliminated. We believe that this indemnity does provide substantial protection from potential exposure to any judgments by the Brazilian courts, in the event that the current appellate process is not successful. In addition, once the joint venture partner satisfies its obligations to remove our subsidiaries from the litigation, the indemnity will no longer be relevant to the analysis.

We did not disclose the matter in our 2009 annual report because (1) given the indemnity by our former joint venture partner and the lack of participation on our part, we do not believe the litigation is material to us and (2) in any event, the attorneys’ fees for which we could be liable, exclusive of the inflationary adjustment and interest, did not, as set forth in Instruction 2 to Item 103 of Regulation S-K, exceed 10% of our current assets at year-end, which totaled $1.164 billion. Our current assets at March 31, 2010 were $693 million, meaning the total amount of the attorneys’ fees ($86 million) would exceed the 10% threshold. We note for the staff that attorneys’ fees in this case could be considered “costs” rather than “damages” for purposes of disclosure under Item 103 of Regulation S-K, meaning that the quantitative test for disclosure in Item 103 would not be met. We also performed an analysis of the loss contingency under ASC Topic 450-20-50-3 and concluded that there is less than a reasonable possibility that a loss will be incurred. Accordingly, disclosure of the proceedings was not required. However, given the size and nature of the attorneys’ fees, we determined that disclosure in our quarterly report would provide useful information to our investors.
Note 1. Summary of Significant Accounting Policies
Stock-based Compensation, page 61
3.	We note your change in methodology for estimating expected volatility from implied volatility calculated based on actively traded options on your common stock to a combination of historical volatility and peer group historical volatility. Tell us in greater detail why this change in methodology is preferable to using an implied methodology. Specifically, tell us why it is appropriate to use peer group volatility when you have several years of company specific historical or implied volatility information available. Tell us how you considered the specific relevant provisions of ASC Topic 718 and SAB Topic 14.D1 in your decision to change your volatility methodology. Tell us the fiscal quarter when you made the change, how it was determined that a change should be made at that time, and how the change impacted each quarter of 2009. Also tell us how you considered your need to obtain a preferability letter from your accounting firm pursuant to ASC Topic 250-10-45-12, S-X 10-01 and SAB Topic 6G.2.b.

Company Response:

For the interim and annual periods in the years ended December 31, 2008 and 2007, we estimated the fair value of employee stock options granted and Employee Stock Purchase Plan (“ESPP”) shares purchased using an implied volatility estimation approach based on actively traded options on our common stock. During the fourth quarter of 2009, we

United States Securities and Exchange Commission

June 17, 2010
reevaluated our approach to estimating expected volatility due to the fact that the volume of market activity in publicly traded options in our common stock had declined to such a low volume. We concluded that using a weighting of adjusted historical volatility and adjusted peer group historical volatility would provide a better estimation of the expected volatility of our common stock. As a result of significant changes in strategic direction, business model and asset base of the company that took place during the period from August 2007 to August 2009, we believed it appropriate to give some weight to peer group volatility as adjusted for financial leverage. As reflected in the table below, the dramatic decrease in the volume of traded options in 2009 caused us to conclude that the trading volume on our traded options was insufficient for implied volatility to be a meaningful measure of our expected volatility over the life of our employee stock based compensation.

The following is a summary of the activity of our traded options that were used in determining the implied volatility for employee stock options granted in 2007, 2008 and 2009. The activity below is for the two-week period beginning four weeks prior to the applicable grant date.

	January 3,	January 2,	January 2,
	2007	2008	2009
Total number of quoted options	12	8	4
Total quoted options with trading volume	8	3	1
Total option contracts traded	3,166	275	10
As of the date of the 2009 Grants, only one of the quoted options, which had a volatility of 63.91%, was traded. The other quoted options, which were not traded, had volatilities ranging from 66.17% to 74.73%, which resulted in a weighted average implied volatility of 68.71%.

Although SAB Topic 14.D1 does not provide a quantitative measure for determining if an instrument is “actively traded,” we believe that a trading volume of only ten contracts during the applicable two-week period does not reasonably represent the aggregate consensus of the marketplace participants. Therefore, we believe that placing reliance on implied volatility is no longer a reasonable indicator of expected volatility and future stock price trends.

If liquidity improves in applicable traded options, especially as options trade in reasonable volumes within two to four weeks of a grant date, we will once again evaluate whether the use of implied volatility is appropriate to arrive at an estimate of expected volatility in determining the grant-date fair value of employee stock option grants. Factors which would drive consideration and an appropriate weighting include: high volume of trades, close proximity of active trades to grant date and long-dated tenure of options as well as additional historical volatility data since the completion of the various divestitures.

United States Securities and Exchange Commission

June 17, 2010
Use of Historical Volatility
The amount by which a company’s common stock has fluctuated over the past is the starting point for developing assumptions about future expectations. While the use of unadjusted historical volatility may be appropriate for some entities, a marketplace participant would not use historical volatility without considering the extent to which the future is likely to differ from the past. In these situations, a marketplace participant would likely discount discrete one-time events that are not expected to recur.
In computing historical volatility, if an entity’s share price was extremely volatile for an identifiable period of time due to a general market decline, that entity might place less weight on its volatility during that period of time because of possible mean reversions. In addition, as part of the interpretative response to Question 2 in SAB Topic 14.D1, the staff has noted that “in some instances, due to a company’s particular business situation, a period of historical volatility data may not be relevant in evaluating expected volatility.” Examples of specific business situations that could result in a period of time in which share prices are extraordinarily volatile include a failed takeover, changes in corporate structure (such as a business restructuring, acquisition or disposition) and changes in capital structure. The staff believes that it would be rare to exclude these periods but instead a company might apply less weight on its volatility during that period of time.
Based on the historical movement in our common stock over the expected option term of 5.3 years, the unadjusted historical volatility for the 2009 grants of employee stock options (the “2009 Grants”) would be 47.86%. As a result of significant changes in the underlying business, however, our historical volatility includes a significant period of time that is not relevant to determining expectations of the future as a result of significant changes in our corporate structure. During the 5.3 year historical period, we experienced an overall fundamental change in our business risk by divesting (or discontinuing) our construction business in December 2004, our Latin America land drilling business and E&P service business in August 2007 (and our remaining land business in the second half of 2008 and early 2009) and our Gulf of Mexico mat-jackup business unit in August 2009. Our unadjusted daily historical volatility for the period from the divestiture of our mat-jackup business in August 2009 to December 2009, a period which is reflective of our current business, was 40%.
After appropriately adjusting for these business events, the data set from which to calculate volatility would be too limited to provide a reasonable measure of expected volatility on its own. Therefore, we believe that we do not have sufficient company-specific historical information regarding the historical volatility of our share price on which to base an estimate of expected volatility for the 2009 Grants without also considering peer group volatility.

United States Securities and Exchange Commission

June 17, 2010
Use of Peer Company Volatility
The use of peer company volatility may be appropriate when historical or implied volatility data is not available for the entity. As noted in the interpretive response to Question 6 in SAB Topic 14.D1, when a company does not have sufficient company-specific information regarding the volatility of its share price on which to base an estimate of expected volatility, such as in the case of a newly public company or nonpublic company, the staff would not object to a company basing its expected volatility on the historical, expected or implied volatility of one or more similar entities. In making its determination as to similarity, the company should consider the industry, stage of life cycle and financial leverage of such other entities. The implementation guidance in ASC Topic 718 also suggests that peer group data may be appropriate when an entity has significantly changed its corporate structure through a major acquisition or disposition, such as our divestitures (or discontinuation) of the construction, land drilling, E&P service and mat-jackup business units noted above. In such situations, an entity may conclude that it is appropriate to weight peer company volatility with its historical volatility.
Since we do not believe we presently have sufficient company-specific historical information regarding the historical volatility of our share price on which to base an estimate of expected volatility as discussed above, we identified a peer group composed of various companies with comparable business lines. We used the weighted-average historical volatility data of this peer group based on the similarity of their business lines in proportion to ours. This weighted-average peer group data was then adjusted both to remove the effect of debt on the historical volatility data and to reflect our current capital structure. We weighted this adjusted peer group data with our own to arrive at a combined adjusted expected volatility amount, using a 75% peer group to 25% Pride equal-period weighting as we considered only our historical volatility data subsequent to the sale of our land and E&P businesses in August 2007 (approximately 25% of the 5.3-year expected option term) to be representative of our business risk as of the grant date. The period of unusual market volatility from September 2008 to December 2008 is considered unusual and was adjusted. While periods of unusually high market volatility could be expected, we believe that this period of volatility can be expected to occur approximately once every 70 years. This led us to adjust the weight on the days of this period to (1/70) of 5.3 years or approximately 7% of the weight of normal periods. We believe this is consistent with ASC 718-10-55-37.
Going forward, the relative weights attached to our historical volatility versus peer company volatility would be expected to shift over time as our historical volatility becomes more indicative of our current business model and therefore provides a better estimate of expected volatility. We will continue to monitor this as we evaluate our estimation process.
Impact on Previously Issued Financial Statements
After completion and review of our analysis, we corrected our prior estimate of the expected volatility used in determining the grant-date fair value of our employee stock

United States Securities and Exchange Commission

June 17, 2010
options for grants made in the quarter ended March 31, 2009, and ESPP share options issued and stock-based compensation awards modified in connection with the divestiture of our mat-jackup business in the quarter ended September 30, 2009. The effect of this change in estimating expected volatility totaled approximately $3.0 million which was recorded in the fourth quarter of 2009, including $2.4 million as an out-of-period correction related to the first three quarters of 2009. The effect on prior periods of this correction was a reduction in stock-based compensation expense of $0.6 million, $0.7 million, $1.1 million and $0.6 million for the quarters ended March 31, June 30, September 30, and December 31 2009, respectively, representing approximately 0.37%, 0.41%, 1.17% and (2.48)%, respectively, of income (loss) from continuing operations before income taxes for those periods. The effect of this correction on the six-month period ended June 30, 2009, the nine-month period ended September 30, 2009 and the year ended December 31, 2009 was $1.3 million, $2.4 million, and $3.0 million, respectively, or 0.40%, 0.59%, and 0.73%, respectively, of income from continuing operations before income taxes for those periods. We evaluated the materiality of the correction with regard to both quantitative and qualitative factors consistent with SAB 108 and concluded the out-of-period correction was immaterial for each of the quarterly and year-to-date periods of 2009.
Preferability Letter
We considered guidance in SAB Topic 14.C, Question 3, with regard to the necessity of a preferability letter in circumstances where an entity changes its overall valuation technique in measuring the fair value of share-based payments. The interpretative response to Question 3 states that “a change in the valuation technique or model used to meet the fair value measurement objective would not be considered a change in accounting principle. As such, a company would not be required to file a preferability letter from its independent accountants as described in Rule 10-01(b)(6) of Regulation S-X when it changes valuation techniques or models.” While estimating expected volatility is only one component of determining the estimated fair value of the awards, management deemed it reasonable to conclude that determining expected volatility is an estimation process, not an accounting principle or policy. This is supported by the fact that ASC Topic 718 refers to the determination of expected volatility as an estimate and is consistent with ASC Topic 250 Accounting Changes and Error Corrections.

     Pride acknowledges that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

United States Securities and Exchange Commission

June 17, 2010
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please contact Brian Voegele or Brady Long of Pride International, Inc. at (713) 789-1400 or Tull Florey of Baker Botts L.L.P. at (713) 229-1379 with any questions or comments.

cc:	Roger Schwall Bob Carroll Sandy Eisen John Lucas Laura Nicholson Securities and Exchange Commission

Brian Voegele Brady Long Pride International, Inc.

David Kirkland Tull Florey Baker Botts L.L.P.

Gary Bohnsack KPMG LLP